UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Silence Therapeutics plc

(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share

(Title of Class of Securities)

G8128Y157

(CUSIP Number)

Richard Griffiths

Floor 1 Liberation Station

Esplanade, St Helier, Jersey, JE2 3AS

Tel: +44 1534 719761

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8128Y157	Page 2 of 4

(1)	Names of reporting persons Richard Ian Griffiths
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Jersey, Channel Islands
Number of	(7)	Sole voting power 25,469,271*
shares beneficially owned by	(8)	Shared voting power 0
each reporting person	(9)	Sole dispositive power 25,469,271*
with:	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 25,469,271*
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 28.4%**
(14)	Type of reporting person (see instructions) IN

* Mr. Griffiths beneficially owns an aggregate of 25,469,271 ordinary shares, nominal value £0.05 per share (the “Shares”), of Silence Therapeutics plc (the “Company”), consisting of 8,489,757 American Depositary Shares (“ADSs”), each of which represents, and at the holder’s option is convertible into, three Shares. Mr. Griffiths holds certain ADSs through the following entities of which he is a director and the controlling shareholder: (i) 1,651,207 ADSs held through Ora Ventures Limited; (ii) 620,238 ADSs held through Sarossa Plc; (iii) 4,628 ADSs held through Serendipity Capital Limited; (iv) 280,717 ADSs held through Cream Capital Limited; (v) 1,355,133 ADSs held through Blake Holdings Limited; and (vi) 4,577,834 ADSs held personally.

** The aggregate percentage of Shares reported owned by Mr. Griffiths is based upon 89,789,713 Shares issued and outstanding as of March 31, 2022, as disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 16, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed by Richard Ian Griffiths (the “Reporting Person”) on June 15, 2022. Except as specifically amended and supplemented by this Amendment, all previous Items are unchanged. Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

A total of approximately $4.2 million was paid to acquire Shares between June 10, 2022 and July 19, 2022.

Item 5. Interest in Securities of the Company

Item 5 is hereby amended and supplemented as follows:

(a)-(b). Rows (7) through (13) of the cover page of this Schedule 13D are hereby incorporated by reference.

(c).   During the past 60 days, the Reporting Person effected the following transactions:

Date	Type of Transaction	Entity/Individual	Number of Shares	Price per Share
06/08/2022	Open Market Purchase	Blake Holdings Limited	1,050,000	$7.50
06/08/2022	Open Market Purchase	Richard Griffiths	200,000	$7.50
06/09/2022	Open Market Purchase	Richard Griffiths	9,726	$8.00
06/17/2022	Open Market Purchase	Blake Holdings Limited	80,000	$8.00
06/22/2022	Open Market Purchase	Richard Griffiths	799	$9.78
06/23/2022	Open Market Purchase	Richard Griffiths	4,000	$12.03
06/24/2022	Open Market Purchase	Richard Griffiths	14,000	$11.90
06/27/2022	Open Market Purchase	Richard Griffiths	10,000	$11.78
06/28/2022	Open Market Purchase	Blake Holdings Limited	12,000	$12.42
06/29/2022	Open Market Purchase	Blake Holdings Limited	11,518	$11.43
06/30/2022	Open Market Purchase	Blake Holdings Limited	10,000	$11.95
07/01/2022	Open Market Purchase	Blake Holdings Limited	17,000	$11.28
07/07/2022	Open Market Purchase	Blake Holdings Limited	19,000	$11.01
07/05/2022	Open Market Purchase	Blake Holdings Limited	20,000	$11.02
07/07/2022	Open Market Purchase	Blake Holdings Limited	25,000	$10.95
07/08/2022	Open Market Purchase	Blake Holdings Limited	32,000	$10.97
07/11/2022	Open Market Purchase	Blake Holdings Limited	37,000	$11.21
07/13/2022	Open Market Purchase	Richard Griffiths	51,922	$10.79
07/14/2022	Open Market Purchase	Richard Griffiths	10,000	$11.89
07/14/2022	Open Market Purchase	Blake Holdings Limited	14,615	$11.89
07/15/2022	Open Market Purchase	Blake Holdings Limited	6,000	$11.47
07/18/2022	Open Market Purchase	Blake Holdings Limited	11,000	$11.38
07/19/2022	Open Market Purchase	Blake Holdings Limited	10,000	$10.88

(d).   To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e).   Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2022	/s/ Richard Griffiths
Richard Griffiths